Exhibit 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	March 31,	December 31,
	2010	2009

Net income applicable to common stock	$17,045	$63,158

Average number of common shares outstanding	16,641	16,935

Net income per share — Basic	$1.02	$3.73

Average number of common shares outstanding	16,641	16,935
Add: Assumed exercise of stock options and vesting of stock grants	338	387

Common and common equivalent shares outstanding	16,979	17,322

Net income per share — Diluted	$1.00	$3.65

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